UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private
Issuer Pursuant to Rule
13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of May, 2020

Commission File Number: 001-38283

InflaRx N.V.

Winzerlaer Str. 2
07745 Jena, Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Report on Form 6-K shall be deemed to be incorporated by reference into (i) the registration statement on Form S-8 (Registration Number 333-221656) and (ii) the registration statement on Form F-3 (Registration Number 333- 230560) of InflaRx N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.3 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jena, Germany, May 21, 2020.

INFLARX N.V.

By:	/s/ Niels Riedemann
Name: Niels Riedemann
Title: Chief Executive Officer

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EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	InflaRx N.V. Unaudited Condensed Consolidated Financial Statements as of and for the Three Months Ended March 31, 2020

99.2	InflaRx N.V. Management’s Discussion and Analysis of Financial Condition and Results of Operations

99.3	InflaRx N.V. Press Release, dated May 21, 2020

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